SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                SCHEDULE 14D-9/A
                                 (Rule 14d-101)
          Solicitation/Recommendation Statement Under Section 14(d)(4)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 1)

                       THE LANGER BIOMECHANICS GROUP, INC.
                            (Name of Subject Company)

                       THE LANGER BIOMECHANICS GROUP, INC.
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $.02 per share
                         (Title of Class of Securities)

                                    515707107
                      (CUSIP Number of Class of Securities)

                                Stephen V. Ardia
                              Chairman of the Board
                       The Langer Biomechanics Group, Inc.
                                450 Commack Road
                            Deer Park, New York 11729
                            Telephone: (631) 667-1200
       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of The Person(s) Filing Statement)

                                 With a copy to:
                             Gary T. Moomjian, Esq.
                             Kaufman & Moomjian, LLC
                    50 Charles Lindbergh Boulevard, Suite 206
                          Mitchel Field, New York 11553
                                 (516) 222-5100

|_| Check box if the filing relates solely to preliminary communications made before commencement of a tender offer.

      This Amendment No. 1 amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on January 10, 2001 (the "Schedule 14D-9") by The Langer Biomechanics Group, Inc., a New York corporation (the "Company"), relating to the tender offer by OrthoStrategies Acquisition Corp. ("Purchaser"), a New York corporation and a wholly-owned subsidiary of OrthoStrategies, Inc., a New York corporation, to purchase up to 75% of the issued and outstanding shares of common stock, par value $.02 per share, of the Company at a price of $1.525 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 10, 2001, and the related Letter of Transmittal (which, as may be amended and supplemented from time to time, together constitute the "Offer").

      Capitalized terms used but not defined herein have the meanings given to them in the Schedule 14D-9.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

      The second paragraph under the caption "Treatment of Stock Options" in
Item 3 is hereby supplemented and amended by deleting such paragraph and adding the following:

      Pursuant to the Tender Offer Agreement, the Company has agreed to redeem from Kenneth Granat, Stephen V. Ardia, Thomas I. Altholz and Daniel J. Gorney certain outstanding stock options to purchase an aggregate of 225,000 Shares prior to the purchase of the Shares by Purchaser at an aggregate redemption price of $70,635, as follows:

                                   Number                             Aggregate
                      Grant        of         Exercise   Expiration   Purchase
                      Date         Shares     Price      Date         Price

Kenneth Granat        10/02/97     25,000     1.875      10/02/02     $    10
Kenneth Granat        11/30/98     20,000     1.125      11/30/08     $ 8,000
Stephen V. Ardia      11/30/98     75,000     1.125      11/30/08     $30,000
Thomas I. Altholz     11/30/98      5,000     1.125      11/30/08     $ 2,000
Daniel J. Gorney      11/30/98     75,000     1.125      11/30/08     $30,000
Daniel J. Gorney      05/18/99     25,000       1.5      05/18/99     $   625
                                  -------                             -------
Total                             225,000                             $70,635

The holders of all options which are exercisable at $1.125 per Share will be paid $.40 per Share for which the option is exercisable (being the difference between the Offer Price and the exercise price), Daniel J. Gorney will be paid $.025 per Share for his options which are exercisable at

$1.50 (being the difference between the Offer Price and the exercise price), and Kenneth Granat will be paid $10.00 for his 25,000 options exercisable at $1.875. The Company has agreed to redeem these options in order to eliminate any interest of the current management in the Company after the consummation of the Offer.

      The first paragraph under the caption "Option Grant and Registration Rights Agreement" in Item 3 is hereby supplemented and amended by adding the following:

      In the course of negotiating the terms of the Offer, the Purchaser indicated to the Company that it wished to contribute capital to the Company to fund the growth of the Company, for example through acquisitions, after consummation of the Offer and that it wished to do so at the Offer Price. Therefore, the Company granted the Option to Purchaser as a mechanism for contributing such capital. The terms of the Option, including price, length and number of underlying shares, were negotiated at arms length between the Company and Purchaser. The escalating price of the Option reflected the Company's view that a premium was required for the allowance of additional time to exercise the Option.

      The percentage of the currently outstanding Shares represented by such Option is 34.9%. Holders of Shares who choose not to tender in the Offer will be diluted if and when Purchaser exercises any portion of such Option. The Company believes, however, that the benefits of the capital infusion that the exercise of such Option would create outweigh any such dilution. The Company believes that with a funded growth program, the Company is more likely to be successful than with any other course of action. The existence or exercise of such Option should have no direct effect on the listing of the Company's Shares.

Item 4. The Solicitation or Recommendation.

      Item 4 is hereby supplemented and amended by adding the following:


      As described in the Schedule 14D-9, and based upon the factors described therein, The Board believes that the Offer Price of $1.525 is fair. IMPLICIT IN THE BOARD'S DETERMINATION, HOWEVER, IS THAT IF A SHAREHOLDER CAN REALIZE A BETTER PRICE IN THE PUBLIC MARKET AT THE TIME WHEN SUCH SHAREHOLDER WISHES TO SELL HIS OR HER SHARES, SUCH SHAREHOLDER SHOULD NOT TENDER HIS OR HER SHARES BUT SHOULD INSTEAD SELL SUCH SHARES IN THE PUBLIC MARKET. SHAREHOLDERS ARE ENCOURAGED TO CHECK THE PRICE THAT COULD BE OBTAINED IN THE PUBLIC MARKET PRIOR TO TENDERING THEIR SHARES. ON JANUARY 30, 2001, THE CLOSING PRICE OF THE SHARES WAS $2.75 PER SHARE.


      On December 18, 2000, the trading day before the determination of the Langer Board to recommend to the shareholders of the Company that they tender their Shares, the price of the Company's shares in the public market was $1.16. On the day of execution of the Tender Offer Agreement, the price of such Shares was $1.00. Since such time, the price has increased, but has been volatile. Accordingly, the Langer Board does not believe that revising its recommendation based upon the current market price is warranted.

      In connection with the grant to Purchaser of the Option, it should be noted that the exercise price of such Option escalates over time. Thus, the Company may be issuing Shares shortly after consummation of the Offer for consideration higher than that to be obtained by shareholders who tender their Shares pursuant to the Offer. The Langer Board considered this prior to agreeing to the Option, but believed that, given the term of the Option and the large number of Shares for which it is exercisable, a slight premium was appropriate and not unusual. Such Option was negotiated at arms length.

      The caption "Background of Transactions" in Item 4 is hereby supplemented and amended by adding the following:

      In 1998, the Company engaged in negotiations with Andrew Meyers, a principal of Purchaser, regarding the potential purchase of the Company. At the time, the Company believes that prices ranging from approximately $1.75 to $2.25 per share were discussed. The Company believes that such price is no longer relevant to the sale of the Company. Such price was discussed before any due diligence was done and the Company's operating results have worsened since such discussions.

      Item (vii) under the caption "Background of the Transactions: Reasons for the Transaction: Factors Considered by the Langer Board" is hereby supplemented and amended by adding the following:

      Subsequent to the execution of the Letter of Intent, the Company was contacted by a competitor who indicated an interest in acquiring control of the Company. Such competitor initially proposed a merger with the Company pursuant to which the competitor's shareholders would be the majority shareholders of the merged entity. The Company orally responded that it was not interested in such a transaction because (i) the Company preferred a cash transaction, (ii) the merger terms relating to relative share ownership were unfair to the Company's shareholders and (iii) there was a significant chance that the merger would never be completed. Thereafter, the competitor proposed to acquire 70% of the Company for a cash and warrant consideration that it valued at $1.85 per share. The offer was conditioned on financing and the Company meeting certain net worth and net working capital parameters. The Company responded by, among other things, requesting firm proof of financing, which financing the Company believed would be very difficult for the competitor to obtain. The competitor, unable to provide such proof of financing, orally provided two other proposals to the Company which it indicated it could undertake immediately. The first would be to acquire 51% of the Shares for $1.55 per share in cash, plus one-half of a warrant for each Share tendered. The second was for the purchase of 100% of the Shares in exchange for non-convertible preferred stock having a face value of $2.00 per share with a dividend rate of 12%. The Company rejected both proposals, considering the terms thereof, the percentage of the Company sought and the likelihood of consummation.

      In addition, another company in a related industry contacted the Company after the execution of the Letter of Intent and suggested the possibility of entering into discussions about a potential acquisition of the Company. The Company indicated that its ability to discuss an acquisition was inhibited by a non-solicitation clause with OrthoStrategies. Such other company indicated that if the current transaction with OrthoStrategies were to terminate, then the Company should call to discuss the matter.

      Item (ix) under the caption "Background of the Transactions: Reasons for the Transaction: Factors Considered by the Langer Board" is hereby supplemented and amended by adding the following:

      The Board considered certain strategic alternatives in order to try to increase shareholder value. Such alternatives included enhancing or replacing existing management, making strategic acquisitions, selling the Company and obtaining financing to grow the Company. Given the Company's recent financial results, it was unlikely that financing would be available to the Company on acceptable terms, and the possibility of restructuring management and/or making acquisitions was viewed as a second option to trying to sell the Company. After receiving and studying the Offer, the Board believed that proceeding with the Offer was the best way to enhance shareholder value, particularly in light of the historical price of the Shares and the poor recent operating results and prospects of the Company.

      Factor (xi) under the caption "Background of the Transactions: Reasons for the Transaction: Factors Considered by the Langer Board" is hereby deleted.

Item 8. Additional Information.

      Item 8 is hereby supplemented and amended by adding the following:

      The safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not applicable to any statements made by the Company in connection with the Offer.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            THE LANGER BIOMECHANICS GROUP, INC.

                                                   /s/ THOMAS G. ARCHBOLD
                                            ------------------------------------
                                            Name:     Thomas G. Archbold
                                            Title: Chief Financial Officer


Dated: January 31, 2001

                                 EXHIBIT INDEX

Exhibit No.
-----------

    1        Letter to shareholders dated January 31, 2001.